UF
12-4-03



03051622

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Lord Abbett Distributor LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Hudson Street
(No. and Street)

Jersey City	NJ	07302-3973
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. Zapolin — (201) 395-2136
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
PROCESSING
NOV 26 2003
WASH. D.C.
181
SECTION

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

9-27-03

AFFIRMATION

I, Paul A. Hilstad, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Lord Abbett Distributor LLC (the "Company") for the year ended September 30, 2003, are true and correct. I further affirm that neither the Company nor any member or officer has any proprietary interest in any account classified solely as that of a customer.

Signature

Member

Title

VICKI HERBST
NOTARY PUBLIC OF NEW JERSEY
My Commission Exp. Mar. 30, 2008

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Lord Abbett Distributor LLC
Jersey City, New Jersey

We have audited the accompanying balance sheet of Lord Abbett Distributor LLC (the "Company") as of September 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Lord Abbett Distributor LLC at September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 19, 2003

LORD ABBETT DISTRIBUTOR LLC

BALANCE SHEET
SEPTEMBER 30, 2003

ASSETS

CASH AND CASH EQUIVALENTS (including Lord Abbett U.S. Government Money Market Fund of $29,593,952)		$30,284,282
PREPAID DISTRIBUTION COSTS		9,186,409
RECEIVABLE FOR DISTRIBUTION AND SERVICE FEES AND SALES COMMISSIONS		7,323,272
OTHER		301,978
TOTAL ASSETS		$47,095,941

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses		$10,802,687
Due to Managing Member		3,831,706
Total liabilities		14,634,393
MEMBER'S EQUITY:		
Capital	$261,496,358	
Accumulated deficit	(229,034,810)	32,461,548
TOTAL LIABILITIES AND MEMBER'S EQUITY		$47,095,941

See notes to balance sheet.

LORD ABBETT DISTRIBUTOR LLC

NOTES TO BALANCE SHEET
SEPTEMBER 30, 2003

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Lord Abbett Distributor LLC (the "Company") is a New York limited liability company formed on July 12, 1996 and is engaged in the general business of underwriting and distributing securities of investment companies. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. Lord, Abbett & Co. LLC (the "Managing Member"), a Delaware limited liability company, has a 100% interest in the Company. Company revenue is largely dependent on the total value and composition of assets under management by the Managing Member, which include domestic and international investment companies sponsored by the Managing Member (the "Investment Companies"). Accordingly, fluctuations in financial markets and in the composition of assets under management impact the Company's revenue and results of operations. The Investment Companies are related parties to the Company. All transactions with the Investment Companies are deemed to be at arms length.

The Managing Member will continue to make capital contributions to the Company to ensure the continued operations of the Company through September 30, 2004.

Cash and Cash Equivalents - Investments in Lord Abbett U.S. Government Money Market Fund are considered cash equivalents.

Prepaid Distribution Costs – Fees paid in advance to brokers in connection with the sale of Class B and C shares of the Investment Companies are capitalized and amortized over a period not to exceed one year.

Distribution and Service Fees - Distribution and service fees are accrued monthly based on the average net assets of the Investment Companies. The income from Class C contingent deferred sales charges collected is deferred and amortized over six months with one-half of the income being recognized in the month collected.

Sales Commissions - Sales commissions are income are recorded upon sale of securities of the Investment Companies.

Due to Managing Member - The Company receives some of its services from the Managing Member, which provides the use of its employees, facilities and utilities. The Company has amounts due to the Managing Member resulting from such transactions. Expenses directly related to distribution activities are specifically allocated to the Company and other shared costs such as employees, facilities, and utilities are allocated based on relative time spent on distribution activities and other means.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is not a taxable entity for Federal, state and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying balance sheet. Any taxes are the responsibility of the Managing Member.

New Accounting Pronouncement - In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45 *Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN No. 45"). FIN No. 45 provides clarification that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The initial recognition and measurement provisions of FIN No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective for financial statements of annual periods ended after December 15, 2002. The Company has reviewed the terms of their existing contracts at September 30, 2003 and has determined that the adoption of FIN No. 45 has no any impact on the financial position of the Company.

2. NET CAPITAL REQUIREMENTS

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital (as defined) of $25,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater. Additionally, the ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At September 30, 2003, the Company's net capital and required net capital is $15,685,136 and $981,824, respectively. The Company's net capital ratio is 0.94 to 1 as of September 30, 2003.

3. PURCHASE AND SALES AGREEMENT

On August 1, 1996, the Company entered into a purchase and sales agreement that gives the purchaser an exclusive right and obligation to purchase future distribution and service fees receivable and any contingent deferred sales charges on Class B shares of the Investment Companies. Such agreement has been extended through July 31, 2004.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com



November 19, 2003

Lord Abbett Distributor LLC
90 Hudson St.
Jersey City, New Jersey

Dear Sirs:

In planning and performing our audit of the financial statements of Lord Abbett Distributor LLC (the "Company") for the year ended September 30, 2003 (on which we issued our report dated November 19, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and, recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP